FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

9
 October
 200
8

HSBC FURTHER STRENGTHENS CAPITAL BASE OF UK SUBSIDIARY FROM GROUP'S OWN RESOURCES

HSBC Holdings plc has today further strengthened the capital base of it
s
 UK subsidiary, HSBC Bank plc,
fulfilling its
agreed
commitment to the
UK government's banking sector scheme announced yesterday,
through an equity injection of
£750million, representing
one per cent
of the total shareholders' equity of the HSBC Group
 as at 30 June 2008.

The capital injection has been funded from the Group's own resources.

As previously announced, HSBC has no plans to utilise the
UK
 government's recapitalisation initiative. With a tier one capital ratio of 8.8 per cent
 and a loan to deposit ratio of 90
 per cent
 as at 30 June 2008, the Group remains one of the most strongly capitalised and liquid banks in the world.

HSBC also continues to support efforts to stabilise the operation of financial markets and over the last three days has provided significant amounts of liquidity to the London Sterling interbank market, lending around £4 billion of three-month and six-month money to other banks. HSBC will continue to support the
London
 interbank market.

Media enquiries to
:
Patrick McGuinness on 020 7991 0111 or at
p
atrickmcguinness@hsbc.com

Note to Editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: October 09, 2008